2550 M Street NW
Washington DC 20037
(202) 457-6315
_____________

Facsimile (202) 457-6315

November 24, 2010	Hwan Kim 202-457-8025 HKim@pattonboggs.com

Ms. Keira Nakada
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:          Rexahn Pharmaceuticals, Inc.
Form 10-K for the year ended December 31, 2009
Schedule 14A filed April 26, 2010
File No. 001-34079

Dear Ms. Nakada:

On behalf of Rexahn Pharmaceuticals, Inc. (the “Company”), we hereby request that the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) grant the Company an extension for filing its response to the Staff’s oral comments received on November 11, 2010 regarding Question 5 of the Staff’s letter to Dr. Chang Ahn dated September 17, 2010 and the Company’s response letter dated October 15, 2010.  The Company expects to file its response to the Staff’s oral comments on or before December 3, 2010.

The Company thanks you for your consideration of the requested extension and is available to answer any questions you may have.

Respectfully submitted,

/s/Hwan Kim

Hwan Kim